FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 1-14916

BROOKFIELD OFFICE PROPERTIES INC.
(Translation of registrant's name into English)

Brookfield Place
181 Bay Street
Suite 330
Toronto, Ontario
Canada M5J 2T3
(416) 369-2300
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 5, 2011.

Brookfield Office Properties Inc.

By:	/s/ “Michelle L. Campbell”
Name:	Michelle L. Campbell
Title:	Vice President, Compliance
Assistant General Counsel
Assistant Secretary

EXHIBIT LIST

Exhibit	Description

99.1	Brookfield Office Properties Inc. Press Release dated May 5, 2011

99.2	Certificate and Articles of Amendment of Brookfield Office Properties Inc. dated May 4, 2011 (name change and number of directors)

99.3	Notice of Change in Corporate Structure dated May 4, 2011